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                 SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C.

                              Form U-57

           NOTIFICATION OF FOREIGN UTILITY COMPANY STATUS

                 Filed under section 33(a) of the
       Public Utility Holding Company Act of 1935, as amended


                 NRGenerating Holdings (No. 20) BV
       -------------------------------------------------------
                 (Name of foreign utility company)


                          NRG Energy, Inc.
       -------------------------------------------------------
  (Name of filing company, if filed on behalf of a foreign utility company)


      NRG Energy, Inc. ("NRG"), a Delaware corporation and majority-owned subsidiary of Xcel Energy Inc., a Minnesota corporation ("Xcel") and a registered holding company under the Public Utility Holding Company Act of 1935 (the "Act"), hereby files with the Securities and Exchange Commission (the "Commission") pursuant to Section 33 of the Act this Form U-57 for the purpose of notifying the Commission that NRGenerating Holdings (No. 20) BV, an entity organized under the laws of The Netherlands, is a "foreign utility company" ("FUCO") within the meaning of Section 33 of the Act.

      NRGenerating Holdings (No. 20) BV does not derive and will not derive any part of its income, directly or indirectly, from the generation, transmission or distribution of electric energy for sale (or the distribution at retail of natural or manufactured gas for heat, light or power) within the United States. Neither NRGenerating Holdings (No. 20) BV nor any of its subsidiary companies is or will be a public utility operating within the United States.

                                ITEM 1

      Name and Business Address:

      NRGenerating Holdings (No. 20) BV
      J.J. Viottastraat 46
      1071 JT Amsterdam
      The Netherlands


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Description of Facilities:

      NRGenerating Holdings (No. 20) BV was formed to serve as an intermediate holding company for FUCOs in Europe. It does not directly own any facilities used for the generation, transmission or distribution of electric energy for sale or for the distribution at retail of natural or manufactured gas.

      NRGenerating Holdings (No. 20) BV owns 100% of Kladno Power (No.2) BV, which owns 50% of Matra Powerplant Holding BV, which owns 89% of ECK Generating s.r.o., a FUCO which owns a 345 MW coal-fired power station in Kladno, Czech Republic, and related businesses.

Ownership:

      NRGenerating Holdings (No. 20) BV is a wholly owned subsidiary of NRGenerating International B.V., an indirect, wholly owned subsidiary of NRG, which in turn is owned 82% by Xcel and 18% by the general public.


                                      ITEM 2

      The domestic associate public utility companies of NRGenerating Holdings (No. 20) BV are: Northern States Power Company, a Minnesota corporation ("NSP-MN"); Northern States Power Company, a Wisconsin corporation ("NSP-WI"); Black Mountain Gas Company, a Minnesota corporation ("BMGC"); (1) Southwestern Public Service, a New Mexico corporation ("SPS"); Public Service Company of Colorado, a Colorado corporation ("PSCo"); and Cheyenne Light, Fuel and Power Company, a Wyoming corporation ("Cheyenne"). NSP-MN, NSP-WI, BMGC, SPS, PSCo and Cheyenne are referred to herein collectively as the "Associate Companies."

      No Associate Company has made an investment in, nor has any contractual relationship with, NRGenerating Holdings (No. 20) BV, nor is any such investment or contractual relationship contemplated.

      The Associate Companies are all subsidiaries of Xcel, a registered holding company, and therefore the certification of state commissions is not required under Section 33(a)(2) of the Act.

      The Commission is requested to mail copies of all correspondence relating to this Notification to:

      James J. Bender
      NRG Energy, Inc.
      1221 Nicollet Mall, Suite 700
      Minneapolis, Minnesota 55403


1     BMGC was formed to own and operate the natural gas and propane services formerly operated by NSP-MN after its merger with Black Mountain
Gas Company, an Arizona corporation. The spin-down of operations from Xcel to BMGC was approved by the Commission on August 16, 2000, in Holding Co. Act Release No. 27212 and is expected to occur in the immediate future.


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Peter D. Clarke
Gardner, Carton & Douglas
321 N. Clark Street, Suite 3400
Chicago, Illinois 60610


                                   SIGNATURE

      The undersigned company has duly caused this statement to be signed on its behalf by the undersigned thereunto duly authorized.

                        NRG Energy, Inc.

                        By: /s/ James J. Bender
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                            James J. Bender, Vice President and General Counsel


Date  September 21, 2000